Mail Stop 4561

November 4, 2009

Mark V. Noffke
Chief Financial Officer
Beyond Commerce, Inc.
9029 South Pecos, Suite 2800
Henderson, Nevada 89074

> **Re:** **Beyond Commerce, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed October 19, 2009**
> **File No. 333-161461**

Dear Mr. Noffke:

We have reviewed your amended filing and responses and have the following comments. Where indicated, we think you should revise your document in response to these comments. Unless otherwise noted, references to prior comments refer to our letter dated September 16, 2009.

General

1. We note that you did not provide the acknowledgments that we requested, which appear at the end of our letter dated September 16, 2009. No later than concurrently with any request for acceleration of the effective date, provide the representations as requested. Note that the representations should be made by the company.

Cover Page

2. Your response to comment 4 notwithstanding, the table suggesting that you will receive the maximum amount of proceeds from the securities being offered in this no-minimum direct public offering continues to appear on the cover page. Please remove the table from the cover page.

Summary of Prospectus

General Information, page 5

3.   We note your disclosure regarding the recent asset sale of software, name rights
        and trademark for LocalAdLink. Please consider adding a "Recent
        Developments" section to the summary section and disclosing in that section a
        materially complete discussion of the asset sale and the impact of the sale on your
        business. In this regard, please clarify your statements that the company will
        continue to sell advertising "as it had prior to inception of LocalAdLink albeit on
        a different scale" and explain why and to what extent the sale will result in an
        increased emphasis on business to business sales.

4.   We note your disclosure on page 23 that you have not provided pro forma
        information relating to the sale of the software, name rights, and trademark of
        LocalAdLink because you have determined that this transaction is not subject to
        the pro forma requirement and any pro forma information would not be relevant
        or feasible to ascertain. It appears that LocalAdLink generated approximately
        42% of total net sales in 2008 and that the sale of LocalAdLink may have a
        material impact on your financial statements. Further, it appears that you have
        not yet entered into the licensing agreement with OmniReliant Holdings, Inc. that
        would continue to provide you with revenues from LocalAdLink. Please provide
        us with a quantitative analysis as to why you believe this transaction is not subject
        to the pro forma requirement. Refer to Rule 8-05 of Regulation S-X.

Description of Our Business, page 16

5.   Please revise to clarify the added disclosure that appears at the end of the second
        paragraph on page 18. It appears that the statements that begin "i-Supply has
        over 4,800 members affiliate agreements…" and "i-Supply is not dependent …"
        are not complete and are therefore confusing.

6.   In response to comment 16, you disclose a website that references the "July 2008
        comScore Social top 100 Global Networking Rankings." Please explain why you
        are citing to this ostensibly non-authoritative source rather than to the report
        itself. Further, please explain why you believe this data supports your claim that
        Boomj.com is "the only Baby Boomer specific Web site to be ranked as one of
        the top 50 global social networking sites in July 2008." Alternatively, you may
        delete this reference.

7.   You state on page 19 that BOOMj.com has had "over 600 visits from members in
        the past 30 days." Please revise your disclosure to provide a more meaningful
        measure such as, for example, the number of hits during a specific month within

the past six months, or an average number of hits during a 30-day period within the past six months.

Item 15. Recent Sales of Unregistered Securities, page 35

8.   Please tell us why you have not filed a Form D for the unregistered securities transaction on April 6, 2009 for which you relied on Regulation D. Please refer to prior comment 23.

*   *   *   *   *

You may contact Jan Woo, Staff Attorney, at (202) 551-3453 or, in her absence, the undersigned at (202) 551-3457 if you have any questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

Maryse Mills-Apenteng
Special Counsel

cc: Via facsimile (212) 930-9725
        Darrin M. Ocasio, Esq.
        Sichenzia Ross Friedman Ference LLP